SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Addition of a Direct Subsidiary

On March 12, 2021, Woori Financial Group Inc. (“Woori Financial Group”) disclosed the addition of Woori Savings Bank as a direct subsidiary.

Key Details

1.	Company name: Woori Savings Bank

2.	Primary area of business: Mutual Savings Bank

3.	Key financial figures as of December 31, 2019:

1)	Total assets (in millions of KRW): 1,110,597

2)	Total liabilities (in millions of KRW): 1,011,809

3)	Total stockholders’ equity (in millions of KRW): 98,788

4)	Capital stock (in millions of KRW): 60,802

4.	Share ownership ratio upon addition as a direct subsidiary: 100%

5.	Proportion of the share purchase amount compared to Woori Financial Group’s total assets (non-consolidated) upon addition as a direct subsidiary: 0.5%

6.	Date of addition: March 12, 2021 (Share purchase completion date)

7.	Total number of direct subsidiaries of Woori Financial Group after the addition of Woori Savings Bank as a direct subsidiary: 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 12, 2021	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Senior Managing Director